
02007147

Arf
4/1/2002

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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SEC FILE NUMBER
8- 39904

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

FEB 27 2002

REPORT FOR THE PERIOD BEGINNING 1/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
FIRST LONG ISLAND INVESTORS, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
ONE JERICHO PLAZA
(No. and Street)

JERICHO (City) NEW YORK (State) 11753 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
STEPHEN J. JUCHEM 516-935-1200
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
KPMG LLP
(Name — *if individual, state last, first, middle name*)

1305 WALT WHITMAN ROAD (Address) MELVILLE (City) NY (State) 11747 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 02 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Arf
4/1/2002

OATH OR AFFIRMATION

I, STEPHEN J. JUCHEM, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FIRST LONG ISLAND INVESTORS, LLC, as of DECEMBER 31, 19 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Signature
STEPHEN J. JUCHEM

VICE PRESIDENT & CHIEF FINANCIAL OFFICER
Title

Notary Public

ENRICA SARASKY
Notary Public, State of New York
No. 01SA5084172
Qualified in Nassau County
Commission Expires September 2, 2005

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



1305 Walt Whitman Road
Suite 200
Melville, NY 11747-4302

Independent Auditors' Report

The Members of
First Long Island Investors, LLC:

We have audited the accompanying statements of financial condition of First Long Island Investors, LLC as of December 31, 2001 and 2000, and the related statements of income, changes in members' equity, and cash flows for the years then ended, which you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Long Island Investors, LLC as of December 31, 2001 and 2000, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit of the 2001 financial statements was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

February 15, 2002



FIRST LONG ISLAND INVESTORS, LLC

Statements of Financial Condition

December 31, 2001 and 2000

Assets		**2001**	**2000**
Cash	$	230,742	123,039
Accounts receivable		155,526	162,413
Furniture and fixtures, at cost (less accumulated depreciation of $305,980 and $241,808, respectively)		121,644	186,413
Cash surrender value – key-man life insurance		244,075	204,281
	$	751,987	676,146
Liabilities and Members' Equity			
Liabilities and accrued expenses	$	—	118
Members equity		751,987	676,028
	$	751,987	676,146

See accompanying notes to financial statements.

FIRST LONG ISLAND INVESTORS, LLC

Statements of Income

Years ended December 31, 2001 and 2000

	2001	2000
Revenue:		
Management fees	$ 3,789,515	4,796,959
Interest income	71,025	78,328
Gain on sale of partnership interest	—	273,179
Other income	47,063	—
	3,907,603	5,148,466
Expenses:		
Salaries and bonuses	2,491,792	3,176,044
Professional fees	115,836	162,747
Rent	249,256	230,328
Employee benefits	149,493	145,246
Insurance, net	71,651	37,485
Profit sharing	135,353	117,057
Office stationery and supplies	59,486	63,283
Depreciation	64,172	63,307
Business promotion	61,619	62,369
Automobile	37,097	36,988
Dues and subscriptions	17,111	23,002
Contributions	36,900	39,150
Telephone	31,201	31,923
Equipment rentals	27,649	22,319
Miscellaneous	18,083	23,131
	3,566,699	4,234,379
Net profit	$ 340,904	914,087

See accompanying notes to financial statements.

FIRST LONG ISLAND INVESTORS, LLC

Statements of Changes in Members' Equity

Years ended December 31, 2001 and 2000

		Total members' equity
Balance at December 31, 1999 (restated)	$	870,796
Purchase of member interests, net of resales (treasury interests)		(73,800)
Member loans, net relating to equity purchases		(35,055)
Net profit		914,087
Distributions to members		(1,000,000)
Balance at December 31, 2000		676,028
Member loans, repayments		35,055
Net profit		340,904
Distributions to members		(300,000)
Balance at December 31, 2001	$	751,987

See accompanying notes to financial statements.

FIRST LONG ISLAND INVESTORS, LLC

Statements of Cash Flows

Years ended December 31, 2001 and 2000

	2001	2000
Cash flows from operating activities:		
Net profit	$ 340,904	914,087
Adjustments to reconcile net profit to net cash provided by operating activities:		
Gain on sale of partnership interests	—	(273,179)
Depreciation	64,172	63,307
Changes in assets and liabilities:		
Decrease in accounts receivable	6,887	8,043
Increase in cash surrender value of key-man life insurance	(39,794)	(29,449)
Decrease in accrued expenses	(118)	118
Total adjustments	31,147	(231,160)
Net cash provided by operating activities	372,051	682,927
Cash flows from investing activities:		
Purchase of furniture and fixtures	—	(53,665)
Cash proceeds from disposition of furniture and fixtures	597	354,784
Net cash provided by investing activities	597	301,119
Cash flows from financing activities:		
Member distributions	(300,000)	(1,000,000)
Purchase of member interest, net of resales	—	(73,800)
Issuance of member loans, net	—	(35,055)
Repayment of member loans, net	35,055	—
Net cash used in financing activities	(264,945)	(1,108,855)
Net increase in cash	107,703	(124,809)
Cash at beginning of period	123,039	247,848
Cash at end of period	$ 230,742	123,039

See accompanying notes to financial statements.

(1) Organization

First Long Island Investors, LLC (LLC or the Company) was organized on August 1, 1998 under Delaware state law. The Company was capitalized through a transfer of First Long Island Investors, Inc. (FLII) net assets with a book value of $1,555,894, including cash of $1,065,255. The Company also assumed FLII's pension, profit sharing, and lease obligations. The controlling interests of LLC are substantially the same as FLII.

The Company is a diversified financial services firm rendering both investment management and advisory services and is registered with the United States Securities and Exchange Commission as an investment adviser under the Investment Advisers Act of 1940. In addition, the Company is registered as a broker/dealer with the U.S. Securities and Exchange Commission and the National Association of Securities Dealers, Inc.

(2) Summary of Significant Accounting Policies

(a) Depreciation of Furniture and Fixtures

The value of furniture and fixtures is stated at cost. Depreciation is computed by the straight-line method over the estimated useful lives of the respective assets.

(b) Partnership Interests

Interests in various limited partnerships (as a general partner or a limited partner) are recorded on the statement of financial condition at fair value. At December 31, 2001, the fair value of these interests which approximates the cost of these investments, was $0.

(c) Use of Estimates

In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities, as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

(d) Income Taxes

As a limited liability company, the Company has elected to be taxed as a partnership under the provisions of the Internal Revenue Code (IRC). Under those provisions, the Company does not pay Federal or State corporate income taxes on its taxable income and is not allowed a net operating loss carryover or carryback as a deduction. Instead, the members are liable for individual Federal and State income taxes on their respective share of the Company's taxable income and include their respective share of the Company's net operating loss in their individual income tax returns.

(e) Management of Partnership Affairs

The Company receives a fee for management services (the "Management Fee") provided for FLI Select Equity Funds I and II equal to .25% of the beginning capital account of each limited partner for such fiscal quarter (1.0% per annum).

(Continued)

(3) Partnership Interests

The Company has interests in various limited partnerships. In some cases the limited partners in these ventures include members of the Company. In many cases the Company is the general partner and has contributed no capital but retains a 1% (in some cases up to 10%) partnership interest. There are several other partnerships where the Company has a management agreement with the limited partners for a share of the profits. In both types of arrangements, the Company is not entitled to compensation until certain financial goals have been met.

FLI Islanders, L.P. (the Partnership) was formed in 1992 to acquire an interest in a professional hockey team, which the Company had both a general partner and a limited partner interest investment. The hockey club was sold on July 1, 2000, and as a result of the sale, the Company received cash proceeds of $354,784 and recorded a gain from the sale of the investment in partnership interests of $273,179. The Company has received additional proceeds in the amount of $47,063 as of December 31, 2001.

(4) Benefit Plans

The Company's pension plan encompasses a defined contribution plan under Section 401(k) of the Internal Revenue Code. All full-time employees are eligible for voluntary participation upon employment. Under this plan, participants may contribute up to 15% of their base pay, subject to IRC limitations. Contributions by employees are not taxable until retirement. The Company does not match the employee's contributions.

The Company also maintains a Profit Sharing Plan. Contributions to this Plan are discretionary and are determined by the Company's management. A portion of the contributions are invested in the FLI Select Equity Fund L.P., a fund managed by the Company, and a portion are managed by the Company.

(5) Commitments

The Company is required to make rental payments under noncancelable operating leases covering office facilities, equipment, and automobiles. Generally, leases covering office facilities include renewal options and are subject to rent escalations based on increased operating costs and real estate taxes.

Minimum rental commitments at December 31, 2001 under all operating leases are as follows:

Year ended December 31:		
2002	$	247,701
2003		215,889
2004		212,400
2005		212,400
2006		212,400
Thereafter		53,475
	$	1,154,265

(6) Significant Customer Transactions

Approximately 40% and 41% of management fee revenue earned during 2001 and 2000, respectively, was derived from persons who were significant customers of the Company and to whom professional services and advice have been rendered.

(Continued)

(7) Key-Man Life Insurance

The Company is the owner and beneficiary of key-man life insurance policies carried on the life of a partner bearing an aggregate face value of $1.4 million. No loans are outstanding against the policies, but there are no restrictions in the policies regarding loans. Insurance premium expense related to these policies is recorded in the statements of income net of the increase in the cash surrender value of the policies.

(8) Purchase and Resale of Member Interest

In January 2000, the Company purchased 24% of certain members interests for $177,120 and subsequently sold 14% of the member interests back to select remaining members. The Company received $103,320, of which $33,210 was paid in cash with the remainder paid in the form of member loans. The remaining balance of treasury interests for the years ended December 31, 2001 and 2000 was $73,800. The remaining balance of member loans at December 31, 2001 and 2000 was $0 and $35,055, respectively. Interest income of $2,454 and $4,908 was recorded for the years ended December 31, 2001 and 2000, respectively, related to the member loans.

(9) Net Capital Requirement

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2001, the Company had net capital of $474,817 which was $469,817 in excess of its required net capital of $5,000.

Schedule I

FIRST LONG ISLAND INVESTORS, LLC

Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission

December 31, 2001

Net capital:		
Total members' equity		$ 751,987
Deductions and/or charges:		
Nonallowable assets:		
Accounts receivable	$ 155,526	
Furniture and fixtures, net	121,644	277,170
Net capital before haircuts on securities positions (tentative net capital)		474,817
Haircuts on securities		—
Net capital		$ 474,817
Aggregate indebtedness:		
Items included in statement of financial condition:		
Accrued expenses		$ —
Total aggregate indebtedness		$ —
Computation of basic net capital requirement:		
Minimum net capital required (greater of $5,000 or 6-2/3% of aggregate indebtedness)		$ 5,000
Excess net capital		469,817
Excess net capital at 1,000%		474,817
Ratio: Aggregate indebtedness to net capital		N/A

There are no material differences between the computation of net capital as of December 31, 2001 under Rule 15c3-1 included above and the computation included in Part IIA of Form X-17A-5, as amended and filed by the Company on February 15, 2002.

Schedule II

FIRST LONG ISLAND INVESTORS, LLC

Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission

December 31, 2001

The Company is exempt from the provisions of Rule 15c3-3, as amended, under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(1) of the Rule.



1305 Walt Whitman Road
Suite 200
Melville, NY 11747-4302

The Members
First Long Island Investors, LLC:

In planning and performing our audit of the financial statements and supplemental schedules of First Long Island Investors, LLC (the Company) for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the board of governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates, and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions.



However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the members, management, the SEC and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 15, 2002